United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Name of Issuer:   IntegraMed America, Inc.
Title of Class of Securities:   Common Stock
CUSIP Number:  45810N104

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:
Philip R. Smith, Alphi Investment Management Co.  847-405-9595
155 Pfingsten Road, Suite 360, Deerfield, Illinois  60015

Date of Event which Requires Filing of this Statement:
January 23, 1998




CUSIP No. 45810N104
Page 2 of 4 Pages

1. Name of Reporting Person          Alphi Fund LP
                                     IRS No. 36-3589366

2. Check the appropriate box if a member of a group     (a) [ ]
                                                        (b) [x]

3. SEC Use Only

4. Source of Funds     00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
          N/A

6. Citizenship or Place of Organization     Delaware

7. Sole Voting Power     964,000

8. Shared Voting Power          0

9. Sole Dispositive Power          964,000

10. Shared Dispositive Power          0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 964,000

12. Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares  [ ]

13. Percent of Class Represented by Amount in Row (11)     4.7%

14. Type of Reporting Person     PN




CUSIP No. 45810N104
Page 3 of 4 Pages



ONLY THOSE ITEMS WHICH ARE HEREBY REPORTED ARE
AMENDED.  ALL OTHER ITEMS REMAIN UNCHANGED.  ALL
DEFINED TERMS SHALL HAVE THE SAME MEANING AS
PREVIOUSLY ASCRIBED TO THEM IN THE ORIGINAL FILING
OF SCHEDULE 13D, UNLESS OTHERWISE NOTED.

Item 5. Interest in Securities of the Issuer

          (a) On our last filing on August 18, 1997, there were 17,131,090 Common Shares outstanding, and Alphi owned
1,009,100 which was 5.9% of the Common Shares outstanding.
On January 23, 1998, the Issuer issued 3,235,294 Common Shares in connection with an equity private placement with Morgan Stanley Venture Partners III, L.P. By virtue of this issuance Alphi is no longer a greater than 5% holder of Issuer. Alphi currently owns 964,000 Shares, which is 4.7%, based on 20,433,910 Common Shares currently outstanding as of January 26, 1998.

          (b) AIMCO, in its capacity as general partner of Alphi, has the sole power to vote and sole power to dispose of 964,000 Shares owned by Alphi. Individual limited partners of Alphi (but not the principals of AIMCO) may own Shares which are not included in the aggregate number of Shares reported in Item 5(a) above.

          (c) During the sixty (60) days preceding the date hereof, Alphi entered into the following transactions on behalf of itself:

Date Bought       Number of Shares Bought                   Price

11/24/97                   5,000                             1.69
11/25/97                  16,502                             1.74
11/26/97                  15,000                             1.84
11/28/97                   3,000                             1.97
12/04/97                   5,000                             1.90
12/23/97                  35,000                             1.34
12/24/97                   1,000                             1.35
12/29/97                  55,000                             1.31


Date Sold            Number of Shares Sold                  Price

11/24/97                   5,002                             1.72
12/18/97                   2,500                             1.62
12/19/97                   2,500                             1.66
01/02/98                   4,000                             1.81
01/06/98                  10,000                             1.72
01/09/98                   6,000                             1.47
01/15/98                   5,000                             1.53
01/23/98                  22,000                             1.34

These purchases and sales were open market transactions executed on the NASDAQ National Market System.

          (d) No person other than AIMCO, in its capacity as general partner of Alphi, has the right to receive nor the power to direct the receipt of dividends from, or the proceeds from the sale of Shares.

          (e)  Not applicable


                               ********************

CUSIP No. 45810N104
Page 4 of 4 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:                   January 26, 1998
Alphi Investment Management Company, as general partner,
for Alphi Fund  L.P.
By:  /s/ Philip R. Smith
Philip R. Smith
Secretary of Alphi Investment Management Company,
general partner